EXPENSE LIMITATION AGREEMENT

between

CALIFORNIA DAILY TAX FREE INCOME FUND, INC.,

REICH & TANG ASSET MANAGEMENT, LLC

and

REICH & TANG DISTRIBUTORS, INC.

This EXPENSE LIMITATION AGREEMENT, dated as of July 18, 2013, between California Daily Tax Free Income Fund, Inc. (the “Fund”), with respect to certain classes of the Fund, the Class A and Class B Shares (together, the “Classes”), Reich & Tang Asset Management, LLC (the “Manager”) and Reich & Tang Distributors, Inc. (the “Distributor”).

WITNESSETH:

WHEREAS, the Distributor serves as the principal underwriter to the Fund pursuant to a Distribution Agreement between the Distributor and the Fund, with respect to the Class A Shares, dated as of October 30, 2000;

WHEREAS, the Distributor performs all personal shareholder servicing and related maintenance of shareholder account functions not performed by the Fund’s transfer agent pursuant to a Shareholder Servicing Agreement with the Fund, with respect to the Class A Shares, dated October 30, 2000;

WHEREAS, the Manager serves as investment manager to the Fund, pursuant to an Investment Management Contract between the Manager and the Fund, dated as October 30, 2000; and

WHEREAS, the parties to this Agreement have determined that it is appropriate and in the best interests of the Fund and its shareholders to maintain the expenses of the Fund for Class A shares and Class B shares at a level below the level to which the Fund’s Class A shares and Class B shares would normally be subject, in order to maintain the Fund’s Class A shares and Class B shares expense ratios at the total annual fund operating expenses set forth on Exhibit A, and

NOW, THEREFORE, for good and valuable consideration, the parties hereto agree as follows:

The Manager and Distributor hereby agree to limit the fees payable to them pursuant to the Distribution Agreement, Shareholder Servicing Agreement and Investment Management Contract, on behalf of the Fund, in order to maintain the total annual fund operating expenses of the Fund to not more than the amounts set forth on Exhibit A (the

“Expense Cap Amounts”); provided, however, that the Manager will only be required to limit its fees pursuant to the Expense Limitation Agreement to the extent that any waiver of fees by the Distributor under the Distribution Agreement and Shareholder Servicing Agreement is not sufficient to maintain the Expense Cap Amounts; and

In addition to the above-mentioned Expense Cap Amounts, the Manager and Distributor hereby agree to waive fees and/or reimburse expenses in order to maintain a minimum net yield of 0.01% for the Class A shares and Class B shares of the Fund, for so long as the Fund’s gross yield is greater than 0.12%; provided, however, that the Manager will only be required to waive its fees or reimburse expenses to the extent that any waiver of fees or reimbursement of expenses by the Distributor under the Distribution Agreement and Shareholder Servicing Agreement is not sufficient to maintain the minimum net yields described above.

This Agreement becomes effective on July 22, 2013, and shall remain in effect for two years thereafter. This Agreement shall terminate automatically upon the termination of the Investment Management Contract.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized, as of the day and year first above written.

CALIFORNIA DAILY TAX FREE INCOME FUND, INC.

By:	/s/ Michael Lydon
Name: Michael Lydon
Title: Director

REICH & TANG ASSET MANAGEMENT, LLC

By:	/s/ Richard De Sanctis
Name: Richard De Sanctis
Title: Executive Vice President Chief Operating Officer

REICH & TANG DISTRIBUTORS, INC.

By:	/s/ Joseph Jerkovich
Name: Joseph Jerkovich
Title: Senior Vice President Chief Financial Officer

Exhibit A

CALIFORNIA DAILY TAX FREE INCOME FUND, INC.

Total Annual Operating Expenses

0.80% Class A

0.55% Class B